Mail Stop 4561

October 23, 2006

Mr. John Buchanan
Chief Financial Officer
Accredited Mortgage Loan REIT Trust
15090 Avenue of Science
San Diego, CA 92128

> **Re: Accredited Mortgage Loan REIT Trust**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 1-32276**

Dear Mr. Buchanan:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Josh Forgione
Assistant Chief Accountant